United States securities and exchange commission logo





                              September 23, 2022

       Suzette Long
       Chief Legal Officer
       Caterpillar Inc.
       510 Lake Cook Road, Suite 100
       Deerfield, Illinois 60015

                                                        Re: Caterpillar Inc.
                                                            Annual Report on
Form 10-K
                                                            Filed February 16,
2022
                                                            File No. 001-00768

       Dear Ms. Long:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K

       Item 1A. Risk Factors
       The COVID-19 pandemic could materially adversely affect our business..., page 10

   1. We note your disclosure that inflation could negatively affect your results of operations.
                                                        In future filings, if
recent inflationary pressures have materially impacted your operations, please update your risk
factors accordingly. In this regard, identify the types of
                                                        inflationary pressures
you are facing and how your business has been affected. In addition, please consider whether
your disclosure about known trends and uncertainties in your
                                                        MD&A should be also
updated to account for inflationary trends.
 Suzette Long
FirstName
Caterpillar LastNameSuzette  Long
            Inc.
Comapany 23,
September   NameCaterpillar
                2022        Inc.
September
Page 2      23, 2022 Page 2
FirstName LastName
Item 7. Management   s Discussion and Analysis of Financial Condition..., page
27

2.       We note your risk factors in the subsection entitled    Macroeconomic
Risks    on page 11.
         While these disclosures appear to describe certain challenges presented by your current operating environment, we are unable to locate a comprehensive discussion of how material trends are expected to affect your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations. With a view towards future disclosure, please tell us about your material trends and uncertainties as well as any relevant upstream and downstream drivers. Note that trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers. Refer to
         Item 303 of Regulation S-K.
3. We note that during your earnings calls on April 28, 2022 and August 2, 2022, your management discussed the ongoing effects on your business of persistent supply chain disruptions and backlogs, which have required alternative solutions including engineering redesigns and increased dual sourcing. Your management also discussed its views on margin pressures and the anticipated effect of the Bipartisan Infrastructure Law. In future filings, your MD&A disclosure should address all material relevant trends and uncertainties, including those identified in your earnings calls. Please also explain when you anticipate that any temporary trends and uncertainties will normalize. If there are specific risks that will be amplified by the trends discussed, revise your risk factors to more fully describe the potential risks and how you intend to mitigate.
4. We note your reference to digital investments on page 40. With a view towards future disclosure, please tell us about your digital initiatives and their significance to your business. To the extent there are material trends that are reasonably likely to affect your digital initiatives, please explain how these trends may affect your liquidity and capital resources or results of operations.
Response to COVID-19 and Global Business Conditions, page 27

5. You state that you have experienced transportation shortages which have resulted in delays and increased costs, and that your suppliers have had availability issues and freight delays, which has led to delays of production in your facilities. During your earnings calls on April 28, 2022 and August 2, 2022, your management stated that you continue to face supply chain challenges which have not significantly improved. With a view to future disclosure, please tell us specifically how supply chain issues have affected your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operation and how you expect such issues to affect your business in the future. Please also elaborate on your mitigation efforts.
 Suzette Long
FirstName
Caterpillar LastNameSuzette  Long
            Inc.
Comapany 23,
September   NameCaterpillar
                2022        Inc.
September
Page 3      23, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff
Attorney, at (202) 551-3447 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology